Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

9 January 2004

04012328

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

dlw 1/22

Laura Jackson
Company Secretarial Assistant

Enc:

JAN 20 2004

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

16,237,583

6) Percentage of issued class

2.24%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

8 January 2004

12) Total holding following this notification

67,862,154

13) Total percentage holding of issued class following this notification

9.38%

FILE NO. 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 9 January 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	30,800
State Street Nominees Ltd.	FMTC	953,400
Lloyds Bank Nominees Limited	FMTC	539,200
Chase Nominees Ltd.	FMTC	352,000
BT Globenet Nominees Limited	FMTC	175,700
Mellon Bank	FMTC	152,400
State Street Bank & Trust	FMTC	1,115,000
J P Morgan	FMTC	129,900
Nortrust Nominees	FMTC	3,300
Northern Trust	FMTC	278,100
Goldman Sachs and Co.	FMTC	25,500
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
MSS Nominees Limited	FMTC	267,300
Chase Manhattan Bank London	FISL	11,009,000
Chase Nominees Ltd	FPM	2,561,600
Northern Trust	FPM	1,219,400
Bank of New York London	FPM	644,900
Deutsche Bank	FPM	73,300
Citibank	FPM	276,600
HSBC	FPM	670,500
HSBC Client Holdings Nominee (UK) Limited	FIL	26,367,236
Chase Manhattan Bank London	FIL	2,224,899
Northern Trust	FIL	3,428,400
State Street Bank & Trust	FIL	1,680,412
Bank of New York London	FIL	2,687,096
Chase Nominees Ltd	FIL	3,822,400
Nortrust Nominees Ltd	FIL	1,353,800
Deutsche Bank	FIL	2,450,287
Citibank	FIL	131,800
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,195,300
Mellon Nominees Ltd	FIL	90,700
Bank of New York, Brussels	FIL	347,400
Northern Trust London	FIL	238,600
Master Trust Bank of Japan	FIL	25,800
Japan Trustee Svcs Bk Lt	FIL	17,300
National Australia Bank	FIL	56,400
JP Morgan	FIL	749,524
ING Luxembourg	FIL	21,400
Bermuda Far East	FIL	37,300

FILE NO. 82-5205

Chase Nominees Ltd (Australia)	FIL	8,800
Bankers Trust	FIL	88,600
Mitsubishi Trust	FIL	12,400
Chuo Trust Bank	FIL	14,900
State Street Nominees Ltd	FIL	133,800
Morgan Stanley	FIL	197,500

NB FMRCO = Fidelity Management & Research Company, of which FMR Corp is the parent company

FMTC = Fidelity Management Trust Company, of which FMR Corp is the parent company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent Company